Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Snyder’s Employee FAQ
This internal document serves as a way to address the most common questions we anticipate being asked by you, our employees, following the July 22 announcement of the proposed merger. The following is guidance on how to handle questions from other external audiences.
•	Customer inquiries you cannot answer — Claude O’Connor, Vice President, Marketing at 717.632.4477 x5209 or claudeo@snyders-han.com

•	Consumer inquiries — Claude O’Connor, Vice President, Marketing at 717.632.4477 x5209 or claudeo@snyders-han.com

•	Media inquiries — Andrea Bartman, Government and Public Relations Specialist at 717-632-4477, x-5837 or abartman@snyders-han.com
Why did Snyder’s decide to merge with Lance?
It’s no secret that in the past year, Snyder’s has examined a variety of opportunities to grow our business within the snack food industry, including a potential transaction involving Utz. We feel the proposed merger with Lance will create a stronger snack food company that can better grow our brands, better serve our customers and expand the distribution of our snack food products to consumers across the country.
From a values, product offering and company culture perspective, the proposed merger with Lance is a match made in heaven. Lance shares our values and objectives of making high-quality snack foods, treating others with respect and dignity, working collaboratively, promoting innovative solutions and conducting business with co-workers, customers, peers, partners and shareholders with integrity.
What will be the name of the combined company?
Pending the appropriate regulatory and shareholder review and approval, the name of the proposed company will be Snyder’s-Lance, Inc.
Where will the headquarters be located?
The new company will have corporate offices in Charlotte, North Carolina with certain key leaders and functions continuing to be headquartered in Hanover, PA. We will continue to maintain a strong community presence in Hanover and throughout Pennsylvania.
What will the management structure be for the new company?
The proposed management structure is for Mike Warehime, our current Chairman of Snyder’s, to serve as the Chairman of the Board of Snyder’s-Lance, Inc. and for W. J. “Bill” Prezzano, who currently serves as the Chairman of Lance, to serve as the Lead Independent Director of the combined company.
Current Lance President and Chief Executive Officer (CEO), David V. Singer, will become CEO of Snyder’s-Lance, Inc. with our own Carl Lee, the current Snyder’s President and CEO, becoming President and Chief Operating Officer (COO) of the combined company. Rick D. Puckett, current Lance Executive Vice President (EVP) Chief Financial Officer (CFO), will become EVP and CFO of Snyder’s-Lance, Inc.

Will there be layoffs?
The intent in merging Snyder’s with Lance is to create a stronger company that is better positioned for growth and opportunity for employees, customers, consumers and the shareholders of the new company. If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.
Will the new company continue to operate all of the existing manufacturing facilities following the closing of the merger?
While it is still too early to make a definitive statement, we are hoping to take advantage of the existing Snyder’s and Lance facilities and their locations to leverage capacity and to improve access and service to our customers and ultimately, consumers.
Will the combined company either shift or begin production of new products at any of the new facilities in different regions of the country?
This is something we will be examining in the coming months as we move through the regulatory and approval review process. While there is limited production capacity in our industry, we will be looking at the production capabilities and capacity at all the Snyder’s and Lance facilities to determine what additional manufacturing capabilities may be possible in order to expand the distribution of our products into new regions for Lance, Snyder’s or for several of the Snyder’s- and Lance-owned brands.
How will you notify key vendors, distributors, partners and retailers?
As an organization focused on delivering a high level of customer service, we want to be sure our partners fully understand this announcement. We will be sending letters and e-mails this week to retailers, vendors and distributors. We also have instructed the Snyder’s sales and marketing staff to participate in calls and/or face-to-face meetings with key retailers. We encourage all employees to let their supervisors know about questions asked by our partners. If however, you are contacted by a member of the media, you should put them in touch with Andrea Bartman, Government and Public Relations Specialist, at 717-632-4477, x-5837 or abartman@snyders-han.com.
Both companies are looking forward to a smooth transition in combining our values-focused and customer service cultures. However, it is important everyone understand that we will continue business as usual until we secure the appropriate regulatory and shareholder approval for the proposed merger — which could take several months. Until then, we will continue to conduct business as usual and strive to be a great partner and a great place to work.
How will this deal differ from the proposed Utz deal a last year?
In the proposed Utz transaction, Snyder’s was acquiring Utz and planning to fold the Utz brand and products into the Snyder’s family of brands. Under the Lance/Snyder’s proposed transaction, our companies will merge to create a stronger snack food company that can better grow our brands, better serve our customers and expand the distribution of our snack food products to consumers across the country. Another significant difference between the proposed transactions is that Lance is a publicly-traded company and the new Snyder’s-Lance, Inc. will be publicly traded. The combined company also will operate one of the largest Direct Store Delivery systems in the nation.
In addition, the proposed merger with Lance will add more products to the combined company’s portfolio such as the iconic Lance sandwich crackers as well as a variety of bakery items, cookies, nuts and seeds, in addition to popcorn and potato chips.

Why after being a privately-held company for so long did Snyder’s decide to merge with a publicly-traded company?
When exploring potential companies with whom to partner, there were a lot of higher priorities than whether the company was privately-held or publicly-traded. Specifically, Snyder’s executives were interested in finding a partner with a diverse product portfolio and a similar customer service culture that can grow our brands, better serve our customers and expand the distribution of our snack food products to consumers across the country.
Lance shares our values and objectives of making high-quality snack foods, treating others with respect and dignity, working collaboratively, promoting innovative solutions and conducting business with co-workers, customers, peers, partners and shareholders with integrity.
Does that mean that the new company will be publicly traded?
Yes. Pending regulatory and shareholder approval the new company will be known as Snyder’s-Lance, Inc. and will be publicly traded on NASDAQ under the ticker symbol LNCE.
What about any product launches currently planned for 2010 and 2011 for Snyder’s®, Grande®, Jays®, O-Ke-Doke®, Krunchers!® or EatSmart® Naturals?
At this time, all planned product launches for 2010 and 2011 will move forward as planned. Our plan is for the combined company to have a well-established portfolio of snack food brands that includes our iconic Snyder’s pretzels, the iconic Lance sandwich crackers as well as Cape Cod®, Grande®, Tom’s®, Jays®, O-Ke-Doke®, Stella D’oro®, Krunchers!®, Archway®, EatSmart® Naturals and Lance Private Brands. Products will include pretzels, sandwich crackers, potato chips, popcorn, crackers, tortilla chips, cookies, sugar wafers, nuts and seeds, among others.
What are the combined company’s plans for future growth, product introductions, etc.?
We believe the combination of our two companies will create an industry leader with a broad product portfolio including iconic pretzel, sandwich cracker and potato chip brands, among others. We expect the combined company to have pro forma combined net sales of at least $1.6 billion. We also expect the proposed merger to generate approximately $30 million in annualized savings.
When will we begin selling or distributing Lance products?
It is too premature to estimate when this might occur. Our first priority is to secure the appropriate shareholder and regulatory approvals, which we hope to have this fall. Pending those approvals, we will put together team members from both companies to develop integration and roll-out strategies, distribution plans, programs, pricing and promotions that can be tailored by retailer to best meet the needs of each of our customers.
Will we be phasing out any of our brands where there is overlap?
One of the benefits of the potential merger with Lance is that there isn’t a lot of overlap in terms of products or markets. Our intent is to try to keep existing brands in place but final decisions will be made pending regulatory review and a more detailed analysis by an integration team comprised of Snyder’s and Lance executives and employees.
We are excited about this potential merger of two leading snack food companies that have a lot of cultural commonalities — such as a values-driven mindset, a customer service focused mindset and a desire to be a great place to work. In addition, the potential merger will create one of the largest Direct Store Delivery networks in the U.S. giving consumers better access to the various brands made by Snyder’s and Lance.

Will we start creating promotions, pricing, advertising or other campaigns jointly with Lance?
The regulatory review process can take time and until we receive final regulatory and shareholder approval, nothing will change in how we conduct business with our customers. Snyder’s and Lance will each continue to work separately to develop programs, pricing and promotions that best suit the needs of our customers and consumers. It is very important that during the review process there is no sharing of pricing, programs, products or promotions — with the exception of the policies that we follow in areas where we are used as a third-party distributor of Lance, Inc. products.
Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME

AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.